                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                   ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
                                (Name of Issuer)

                         COMMON SHARES, $.01 Par Value
                         (Title of Class of Securities)

                               COMMON - 01167P101
                                 (CUSIP Number)

                                SCOTT L. BARBEE
                          AEGIS FINANCIAL CORPORATION
                           6862 ELM STREET, SUITE 830
                                MCLEAN, VA 22101

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 31, 2019
            (Date of Event Which Requires Filing of this Statement)

If  the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that  is  the subject of this Schedule 13D, and is filing this schedule  because  of  ss.240.13D-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to  be  "filed"  for the purpose of Section 18 of the Securities Exchange Act of
1934  ("Act") or otherwise subject to the liabilities of that section of the Act but  shall  be  subject  to  all  other  provisions of the Act (however, see the
Notes).

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CUSIP No. 01167P101              SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON

         Aegis Financial Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                        7     SOLE VOTING POWER
                                              -0-
           NUMBER OF                    ----------------------------------------
            SHARES                      8     SHARED VOTING POWER
         BENEFICIALLY                         3,082,364
           OWNED BY                     ----------------------------------------
             EACH                       9     SOLE DISPOSITIVE POWER
           REPORTING                          -0-
            PERSON                      ----------------------------------------
             WITH                       10    SHARED DISPOSITIVE POWER
                                              3,082,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,082,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.81%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 01167P101               SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON

         Scott L. Barbee
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              -0-
           NUMBER OF                    ----------------------------------------
            SHARES                      8     SHARED VOTING POWER
         BENEFICIALLY                         3,082,364
           OWNED BY                     ----------------------------------------
             EACH                       9     SOLE DISPOSITIVE POWER
           REPORTING                          -0-
            PERSON                      ----------------------------------------
             WITH                       10    SHARED DISPOSITIVE POWER
                                              3,082,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,082,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.81%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

1. SECURITY AND ISSUER.

      This  Schedule  13D  filed  by Aegis Financial Corporation and by Scott L.
Barbee  (each,  a  "Reporting Person" and collectively, the "Reporting Persons")
relate  to  the  common  stock of Alaska Communications Systems Group, Inc. (the
"Issuer").  The  principal  executive  office  of  the  Issuer is located at 600
Telephone Avenue, Anchorage, Alaska 99503-6091.

2. IDENTITY AND BACKGROUND.

(a), (b) and (c)

      This  Schedule 13D is being filed on behalf of Aegis Financial Corporation
("AFC")  and  Scott  L.  Barbee (each a "Reporting Person" and collectively, the
"Reporting Persons").

      (i)  The  address of the principal business and principal office of AFC is
6862  Elm  Street, Suite 830, McLean, VA 22101. Scott L. Barbee is the President
and sole shareholder of AFC.

      (ii)  Scott  L. Barbee's address is 6862 Elm Street, Suite 830, McLean, VA
22101. Scott L. Barbee is President and sole shareholder of AFC.

(d)  During  the  past  five  years,  neither  of the Reporting Persons has been convicted  in  a  criminal  proceeding  (excluding traffic violations or similar misdemeanors).

(e)  During  the  past  five  years, neither of the Reporting Persons has been a party  to  a  civil proceeding of a judicial or administrative body of competent jurisdiction  as a result of which he was or is subject to a judgment, decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFC is a Delaware Corporation.

    Scott L. Barbee is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The  amount  of funds expended to date by the Reporting Persons to acquire
the  3,082,364   shares of common stock it holds beneficially is $5,455,784. Such funds  were  provided  from Advisory Clients' investment accounts managed by the
Reporting Persons.

      No borrowed funds were used to purchase the Common Stock.

4. PURPOSE OF TRANSACTION.

      The  Reporting  Persons  acquired the shares of Common Stock of the Issuer for  investment  purposes.  The  Reporting  Persons  from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general  economic and industry conditions, the securities markets in general and those  for the Issuer's securities in general, as well as other developments and other  investment  opportunities.  Based upon such review, the Reporting Persons intend  to  take such actions in the future as they deem appropriate in light of the  circumstances  existing  from  time  to  time,  which  may  include further acquisitions  of  Common  Stock or disposal of all of the shares of Common Stock currently  owned by the Reporting Persons or otherwise acquired by the Reporting
Persons, either in the open market or privately negotiated transactions, with or without prior notice.

      In  addition,  the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions
regarding   the   Issuer's  strategic  direction,  corporate  governance,  named executive  officer  compensation,  Board  of  Directors representation and ideas that,  if  effected,  could  result  in,  among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right,  based on all relevant factors and subject to applicable law, at any time and  from  time  to  time,  to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the  types  of  transactions  or  have one or more the results described in Item
4(a)-(j)  of  Schedule  13D)  or formulate and implement plans or proposals with respect to any of the foregoing.

5. INTEREST IN SECURITIES OF THE ISSUER.

      To  the  best of the Reporting Persons' knowledge based on the information contained  in  the  Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended  September 30,  2019,  the number of shares of Common Stock of the
Company outstanding as of November 8, 2019 was 53,011,579 shares.

(A)  Aegis Financial Corporation

(a) - (e) Aggregate number of shares beneficially owned: 3,082,364

          Percentage: 5.81%

(b) 1. Sole power to vote or to direct vote:             -0-

2.  Shared power to vote or to direct vote:              3,082,364

3.  Sole power to dispose or to direct the disposition:  -0-

4.  Shared power to dispose or to direct disposition:    3,082,364

(c)  During  the  60-day  period  ended  December 31, 2019, Aegis Financial
Corporation increased its overall beneficial ownership of the Company's common stock through securities purchase transactions.  Average prices include brokerage commissions paid.

                                 Common Shares                   Average Price
         Date                    No. of Shares                     per Share
  -------------------    ------------------------------    ---------------------

  12/10/2019                           87,650                         $  1.72
  12/11/2019                           68,350                         $  1.73
  12/12/2019                            1,000                         $  1.73
  12/16/2019                           44,940                         $  1.73
  12/23/2019                           33,696                         $  1.75
  12/24/2019                              400                         $  1.75
  12/26/2019                            2,300                         $  1.76
  12/27/2019                            2,000                         $  1.76
  12/30/2019                               10                         $  1.76

(B)  Scott L. Barbee

(a) - (e) Aggregate number of shares beneficially owned: 3,082,364

          Percentage: 5.81%

(b) 1.  Sole power to vote or to direct vote:            -0-

2.  Shared power to vote or to direct vote:              3,082,364

3.  Sole power to dispose or to direct the disposition:  -0-

4.  Shared power to dispose or to direct disposition:    3,082,364

(c)  During  the  60-day  period  ended  December 31, 2019, Scott L. Barbee did not purchase or sell any shares of the Company's Common Stock.

(d)  AFC's  advisory  clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 3,082,364  shares of common stock.

(e) Not applicable.

6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

      There  are  no  contracts,  arrangements,  understandings or relationships between  the reporting Persons and any other person with respect to any security of the Company.

7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit  1  Joint  Filing  Agreement, dated as of February 10, 2020, among Aegis
Financial Corporation and Scott L. Barbee

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2020

                                          Aegis Financial Corporation

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Name:  Scott L. Barbee
                                              Title: President

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Scott L. Barbee

Exhibit 1
                             JOINT FILING AGREEMENT

      In  accordance  with  Rule  13d-1(f)  under the Securities Exchange Act of
1934, as amended, each of the undersigned agree to the joint filing on behalf of each  of  them  of  the  Schedule 13D to which this Joint Filing Agreement (this
"AGREEMENT")  is  attached as an Exhibit and any amendments thereto. In evidence thereof,  each  of  the undersigned, being duly authorized, hereby executed this
Agreement.

Date: February 10, 2020

                                          Aegis Financial Corporation

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Name:  Scott L. Barbee
                                              Title: President

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Scott L. Barbee